# rialto

The community-as-a-service platform for the Black business economy



rialto BETA
Hustle Forward
minwo.co
Through the Hustle Forward community on Rialto, MINWO continues to support entrepreneurs on their journey as they build, grow ... scale their companies.
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Countdown to the Hustle Forward S...
Our annual summit provides Black entrepr...
Melanie
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Funding
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Hustle Forward
October 2, 2021
10:00am - 5:00pm
Online
11 Days
07 Hours
46 Minutes
40 Seconds
Kimberly Gant
MINWO | Product Manager
Sept. 5, 2020 | 11:00am - 11:
Start Office Hours
Recent Events

# Why Rialto?


Hustle Forward
Through the Hustle Forward community on Rialto, MINWO continues to support entrepreneurs on their journey as they build, grow, and scale their companies.
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Forum
Library
Events
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Date
Search for an event
New Event
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Countdown to the Hustle Forward S...
Our annual summit provides Black entrepr...
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Hustle Forward
Kimberly Gant
MINWO | Product Manager
Sept. 9, 2020 | 11:00am - 11:30am
Start Office Hours
Popular Events
Recent Events

Rialto centralizes Black businesses and increases connectivity. Community members can easily discover resources and opportunities that support the growth of their businesses.

## Social Collaboration

Rialto creates a space for entrepreneurs and the communities that support them to do business better, together.

## Save Time and Energy

Rialto enables you meet your community members wherever they are in their journey. Posted resources become evergreen and events are easy to find and attend. Increase impact and engagement while doing less work.

## AI Integration

Rialto leverages the power of data analytics to provide intelligently curated recommendations that are right for you and members of your community.

## Inside a Rialto Neighborhood

A Neighborhood is a centralized meetup spot for the members of your community and include the features to power engagements


Suggested Office Hours
Kimberly Gant
MINWO | Product Manager
Start Office Hour
End Office Hour

### Office Hours:

Facilitate knowledge transfer through conversations between experts and members of your neighborhood.


Forum
How to write a business plan
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1 Search result: "How to write a business plan"
How should I create my biz plan?
Adrianne L.
4 hours ago
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Biz Dev
Dev Ops
Startups
Product
Top Tags

### Forums:

Enable you grow your community through visibility and engagements with other founders.


Resources for you
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What Investors Look for Before Investing in a Small Business
Business Pitch
Events for you
In The Black Summit
By Hustle Forward
Resource Providers for you
Venture Capital
Proxie

### Resources:

Enable you access and share knowledge in compact modules within multiple neighborhoods.


Bulletin Board
Honigman LLP and Proxie Collaborate to Help Black Women-Owned Businesses in Metro Detroit
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Honigman LLP and Proxie Collaborat...
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### Bulletin Board:

Share announcements, events, news, blogs and many more important things.

# Getting Started

## 3-month free Onboarding Support

First month:
### Setup Neighborhood

In order to setup your Neighborhood, we'll support you in the following ways:

- Upload resources
- Create bulletin board posts
- Trainings and demos to team members

Second month:
### Onboard Community Members

Getting the party started takes some finesse, we'll be by your side to:

- Invite community members to your new Neighborhood
- Provide with social media and newsletter marketing materials

Third month:
### Community Management Support

We'll support you in increasing the level of visibility and engagement within your community by:

- Providing content support
- Curating and posting resources
- Creating bulletin board and forum posts

## Pricing Plans

| Pricing Plans | Grassroots | Collective | Ecosystem |
|---|---|---|---|
| Monthly | $125 | $475 | $2,000 |
| Annually | $1,200 20% Discount | $4,500 20% Discount | $18,000 25% Discount |
| Community Size | 50 | 250 | Unlimited |
| Council Members | 3 | 10 | Unlimited |
| Office Hours Sessions | Unlimited Sessions | Unlimited Sessions | Unlimited Sessions |
| Resource Library | Unlimited Uploads | Unlimited Uploads | Unlimited Uploads |
| Bulletin Board Posts | Unlimited Posts | Unlimited Posts | Unlimited Posts |
| Forum Posts | Unlimited Posts | Unlimited Posts | Unlimited Posts |

### Additional Service

**Community Management-as-a Service**

We'll work with you to create a custom Community Management package to support you after the onboarding period.

## Customer Testimonials

"I would much rather push people to a brand I actually support, and Mighty Networks does not do that.
You already have my one feature. It's the video in one place!. I would like to see my business being on Rialto minimizing my overall business expenses."

**Teddi Jackson**
**Collektiv**

"I love what you're doing this looks amazing! I'm so happy for you and that this is something that we get to be a part of!"

**Kaelin**
**Proxie Detroit**

mw | rialto